UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 31, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

Clarification Announcement

China Eastern Airlines Corporation Limited (the "Company") has noted the recent press coverage regarding the introduction of strategic investors by the Company being published in some media. Trading in the shares of the Company has been suspended since 22nd May, 2007. The Company hereby announces as follows:

There is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure. As stated in the Company's announcement published on 14th May, 2007, in order to extend opportunities for commercial collaboration and enhance the Company's competitiveness, the Company has been approached by and is negotiating for collaboration with the potential strategic investors, including the Singapore Airlines, with a view to introducing strategic investors at an appropriate time.

Press articles about introducing strategic investors to the Company, in particular regarding any concrete plans, are not confirmed by the Company. Details of the concrete plans regarding the introduction of strategic investors to the Company and the concrete terms and conditions of possible transactions have not been finally determined, and no relevant agreement has been reached. Once the Company has identified or introduced a strategic investor and a formal agreement is reached and executed, the Company will strictly comply with the requirements of the relevant listing rules and make timely and accurate disclosure, and will apply to the relevant stock exchanges for resumption of trading of its shares.

At the request of the Company, trading in the H shares was suspended with effect from 9:47 a.m. on 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

By order of the board of the directors of
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The Company's directors as at the date of this announcement are:

Li Fenghua	(Chairman, Executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Executive Director)
Wan Mingwu	(Executive Director)
Zhong Xiong	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People's Republic of China
30th May, 2007
“Please also refer to the published version of this announcement in China Daily”